WINNERS, INC.

401 Ryland Street, Suite 200-A

Reno, NV 89502

April 14, 2025

Alyssa Wall

Jason Drory

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC

Re:	Winners, Inc.

Offering Statement on Form 1-A

Filed March 26, 2026

File No. 024-12729

Dear Ms. Wall and Mr. Drory,

We are in receipt of your comment letter dated April 8, 2025 in the above referenced matter and hereby respond to same as follows:

Offering Statement on Form 1-A

General

1.	Please review your filing to include the historical financial statements of Winners, Inc. pursuant to (a) and (b) of Part F/S of Form 1-A.

RESPONSE: We have updated and amended the Form 1-A accordingly.

2.	Pursuant to (b)(3) of Part F/S of Form 1-A, please update your financial statements to present financial statements for the years ended December 31, 2025 and December 31, 2024. Update any associated financial information in relevant sections of the filing as necessary.

RESPONSE: We have updated and amended the Form 1-A accordingly.

Additionally, we have filed the required notification filing with the State of Florida and we will not request qualification until such time as we can confirm in writing that we are cleared within the State of Florida.

There are no participants in the offering that are required to clear compensation arrangements with FINRA.

Respectfully Submitted,

/s/ B. Michael Friedman
B. Michael Friedman, President, Chief Executive Officer and Director